
12027733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan("the Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements for the years ended December 31, 2011 and 2010 and the supplemental schedule as of December 31, 2011 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN



Date: June 26, 2012

By: ______________________

Stephen J. Braunscheidel
M&T Bank Corporation Employee
Benefit Plans Committee

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-32044, 333-16077, 333-84384 and 333-164015) of M&T Bank Corporation of our report dated June 26, 2012, relating to the financial statements and financial statement schedule of the M&T Bank Corporation Retirement Savings Plan, which appears in this Form 11-K. We also consent to the reference to us under the heading "Experts" in such Registration Statements.

PricewaterhouseCoopers LLP

Buffalo, New York
June 26, 2012

Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefit Plans Committee of
the M&T Bank Corporation Retirement Savings Plan

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the M&T Bank Corporation Retirement Savings Plan (the "Plan") at December 31, 2011 and 2010, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Employee Benefit Plans Committee. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefit Plans Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
June 26, 2012

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2011	2010
Investments, at fair value:		
M&T Bank Corporation common stock	$ 244,513,523	275,917,075
Mutual funds	881,306,804	836,765,873
Common trust fund	141,404,071	-
Total investments	1,267,224,398	1,112,682,948
Receivables:		
Participant contributions	1,637,746	1,358,129
Employer - matching contribution	1,503,050	1,141,241
Employer - Retirement Accumulation Account contribution	13,387,140	12,577,715
Notes receivable from participants	27,505,627	22,924,333
Total receivables	44,033,563	38,001,418
Accrued investment income	268,880	308,041
Due from broker	58,997	87,690
Net assets reflecting investments at fair value	1,311,585,838	1,151,080,097
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,101,369)	-
Assets available for benefits	$1,304,484,469	1,151,080,097

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31	
	2011	2010
Additions to assets available for benefits		
Net investment income (loss):		
Interest	$ 1,141,236	1,177,190
Dividends	30,162,290	22,462,144
Net appreciation (depreciation) in fair value of investments	(70,520,711)	150,723,166
	(39,217,185)	174,362,500
Contributions:		
Participant	55,844,331	47,003,910
Employer - matching	28,006,219	24,571,744
Employer - Retirement Accumulation Account	13,387,140	12,577,715
	97,237,690	84,153,369
Transfer of net assets related to the Wilmington Trust Thrift Savings Plan	193,612,006	-
	251,632,511	258,515,869
Deductions from assets available for benefits		
Participant withdrawals	(98,228,139)	(71,780,349)
Net increase in assets available for benefits	153,404,372	186,735,520
Assets available for benefits at beginning of year	1,151,080,097	964,344,577
Assets available for benefits at end of year	$ 1,304,484,469	1,151,080,097

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
Notes to Financial Statements

1. Description of plan

The following description of the M&T Bank Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution combined 401(k)/stock bonus plan. The stock bonus component is intended to be an employee stock ownership plan ("ESOP"), which is designed to invest primarily in the common stock of M&T Bank Corporation ("M&T"). The Plan offers a Retirement Accumulation Account ("RAA") feature. Employees who were participants of the M&T Bank Corporation defined benefit pension plan prior to January 1, 2006 were given an opportunity to choose between continuing to accrue benefits under that plan or receiving RAA contributions under the Plan. For those employees choosing to receive RAA contributions under the Plan and for any employee hired after July 1, 2004, M&T makes contributions on behalf of eligible participants based on each participant's compensation and length of service. The Plan exists for the benefit of employees of M&T and its subsidiaries ("the Company").

Eligibility and participation

Employees who are at least 21 years of age are immediately eligible to participate in the Plan and make pre-tax contributions through salary reduction. Participants are eligible to have 401(k) employer matching contributions made on their behalf on the first day of any pay period following the completion of 12 months of continuous service, provided that the participant is at least 21 years of age and making salary reduction contributions. Employees are eligible for RAA contributions if they are at least age 21, have completed 12 months of continuous service and are employed on the last day of the calendar year.

Administration

The Plan is administered by M&T's Employee Benefit Plans Committee ("Administrative Committee") which is appointed by the Board of Directors of M&T Bank, a wholly owned subsidiary of M&T. The assets of the Plan are held by T. Rowe Price Trust Company ("T. Rowe"), as trustee. T. Rowe Price Retirement Plan Services, Inc. ("TRP Retirement Services") provides recordkeeping services for the Plan.

The Board of Directors of M&T has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their respective accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching and RAA contributions. Employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 50%, subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. Contributions may be suspended at any time.

1. Description of plan, continued

Contributions, continued

Compensation is generally defined in the Plan to mean a participant's base salary and overtime pay, all commissions earned, incentive/bonus payments and before-tax deferral amounts made by participants under Internal Revenue Code Sections 125, 132(f), 402(e)(3), 402(h) and 403(b), but excludes any compensation derived from equity awards.

Generally, an individual participant's pre-tax contribution was limited to $16,500 in each of 2011 and 2010. Participants are not permitted to make after-tax contributions to the Plan.

Employer matching contributions

After the eligible participant has completed one year of employment, the Company makes an employer matching contribution in an amount equal to 100% of the participant's pre-tax contributions that do not exceed 3% of compensation for the Plan year plus 50% of the participant's pre-tax contributions that exceed 3%, but do not exceed 6% of compensation for the Plan year.

Catch-up contributions

A participant who has attained age 50 before the close of the respective Plan year is eligible to make unmatched catch-up contributions up to a maximum of $5,500 for each of 2011 and 2010.

Employer Retirement Accumulation Account contributions

For each Plan year, the Company will contribute on behalf of each eligible participant a percentage of each participant's compensation. An eligible participant is entitled to receive an RAA contribution if they (1) satisfy the Plan's eligibility requirements; (2) are credited with at least 1,000 hours of service during the Plan year; (3) are an active employee of the Company on the last day of the Plan year; and (4) do not participate in the M&T Bank Corporation defined benefit pension plan if hired prior to July 2, 2004. The percentage contributed by the Company is based on the years of vesting service credited to the participant. The RAA contribution will be made as soon as practicable after the close of the Plan year. RAA contributions are invested in the available investment alternatives in the proportion elected by the participants.

Rollover contributions

Employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans at any time during their employment.

Vesting

Participants' accounts are at all times fully vested and nonforfeitable, with the exception of portions attributable to RAA contributions and employer matching contributions made under the Partners Trust Bank Incentive Savings Plan ("Partners Trust Plan") and the Wilmington Trust Thrift Savings Plan ("Wilmington Trust Plan") for former participants of those plans. The Partners Trust Plan was merged into the Plan on March 3, 2008. The Wilmington Trust Plan was merged into the Plan on September 15, 2011.

1. Description of plan, continued

Vesting, continued

Participants become fully vested in their RAA contributions after completion of five years of vesting service, or when normal retirement age is reached while employed by the Company. Participants vest in their RAA contributions as follows:

Vesting service	Vested percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

Employer matching contributions that were made under the Partners Trust Plan to its former participants became vested and nonforfeitable over three- and five-year vesting periods. Effective March 3, 2008, those provisions were adopted by the Plan and any unvested employer matching contributions made under the Partners Trust Plan to its former participants remain subject to those vesting periods. Former participants of the Partners Trust Plan are fully vested in employer matching contributions made to their account by M&T.

Employer matching contributions that were made under the Wilmington Trust Plan to its former participants became vested and nonforfeitable over a five-year vesting period. Effective September 15, 2011, those provisions were adopted by the Plan and any unvested employer matching contributions made under the Wilmington Trust Plan to its former participants remain subject to those vesting periods. Former participants of the Wilmington Trust Plan are fully vested in employer matching contributions made to their account by M&T.

Forfeitures

Forfeitures represent (1) the RAAs of participants who have terminated employment with the Company and do not have a 100% non-forfeitable right in their RAA, and (2) employer matching contributions made to former participants of the Partners Trust Plan who have terminated employment and do not have a 100% non-forfeitable right to those contributions. Forfeitures are used first to restore participant accounts that are required to be reinstated pursuant to the provisions of the Plan. At the discretion of the Administrative Committee, any remaining forfeitures may be used to reduce employer contributions (including RAA contributions). Employer contributions were reduced by $683,695 and $577,361 from the forfeiture account during 2011 and 2010, respectively. At December 31, 2011 and 2010, forfeited accounts totaled $11,789 and $325,571 respectively.

Investment programs

Participants may direct the investment of their contributions in 1% increments in any of several investment alternatives, which include mutual funds, a common trust fund and the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment alternatives and/or redirect their current contributions into different investment alternatives at any time. A participant may increase or decrease, at any time, the percentage of salary reduction elected, effective the first day of each payroll period.

1. Description of plan, continued

Notes to participants

Participants may borrow from their account (other than the portion attributable to RAA contributions and employer matching contributions made after December 31, 2005) an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. A participant may have only one loan outstanding at any time. Loans bear interest at one percentage point above the prime rate published by *The Wall Street Journal* on the date the loan is processed, except for certain loans formerly associated with the Employees' Retirement Savings Plan of Provident Bank, which determined interest rates based on local prevailing rates as determined by the plan administrator. Loans are repaid in equal installments through after-tax payroll deductions for a period of up to five years, except for certain loans formerly associated with the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust, the Partners Trust Plan, the Employees' Retirement Savings Plan of Provident Bank and the Wilmington Trust Plan, which allowed loan terms greater than five years under certain circumstances. Participants are charged a one-time $50 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in assets available for benefits.

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of vested individual account balances as of the revaluation date immediately following such termination of service.

Upon termination of employment, participants have the option of receiving distributions of amounts greater than $5,000 (excluding rollover contributions) in the form of a lump-sum payment or by rollover contribution to other qualified plans. Participants also have the option to leave those amounts invested in the Plan. Mandatory distributions that exceed $1,000 but are less than $5,000 (excluding rollover contributions) are automatically rolled over into a T. Rowe individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less are automatically made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination. The non-vested portion of a participant's RAA is forfeited upon termination.

The participant may also elect, upon termination of employment, to defer distribution of either the minimum required under Internal Revenue Code Section 401(a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70½ is attained. If a participant terminates employment after that date, distribution is made as soon as administratively practicable following termination of employment.

ESOP provisions

A participant entitled to a distribution who has directed some or all of their balance to be invested in common stock of M&T has the right to elect the distribution in the form of M&T common stock. A participant may also elect to receive a distribution of dividends paid on shares of M&T common stock held in the Plan and allocated to the participant's account. Dividends will be distributed quarterly as soon as administratively practicable after the dividends are paid to the Plan. If no election is made, dividends will be reinvested in the common stock of M&T.

2. Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in assets available for benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Investments in the common stock of M&T, which is traded on the New York Stock Exchange, are valued using the last reported sales price prior to the close of the Plan year. Investments in mutual funds are valued at the net asset value of shares held at the end of the Plan year. Assets in the common trust fund were comprised of an investment in a group annuity contract issued by Metropolitan Life Insurance Company ("MetLife"). The fair value of this contract is determined by MetLife based on quoted market prices of the underlying investments.

Information on fair value measurements is provided in note 3.

Investment income of M&T common stock, the common trust fund and each mutual fund is allocated to participants based on their proportionate share of the net assets of the respective investment alternative. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

2. Summary of significant accounting policies, continued

Risks and uncertainties

The Plan invests in various types of investments which include equity, bond and money market mutual funds, a common trust fund, and the common stock of M&T. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

Administrative expenses

Expenses related to administration of the Plan are paid by the Company. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2011 and 2010 totaling $5,744 and $6,173, respectively. These amounts qualify as party-in-interest transactions and have been included in the statement of changes in assets available for benefits in net appreciation in fair value of investments.

Payment of benefits

Benefits are recorded when paid.

Recent accounting developments

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended accounting and disclosure guidance relating to fair value measurements. The amendments were the result of the FASB and the International Accounting Standards Board developing common requirements for measuring fair value and for disclosing information about fair value measurements. The amendments change the wording used to describe several of the requirements for measuring fair value and for disclosing information about fair value measurements, but generally do not result in a change in the application of the existing guidance. The guidance is effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively. The Plan intends to comply with the amended accounting and disclosure guidance when it becomes effective, but does not anticipate that the adoption of this guidance will have a significant impact on any of its fair value measurements.

3. Fair value measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 - Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 - Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.
- Level 3 - Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Plan's own estimates about the assumptions that market participants would use to value the asset or liability.

3. Fair value measurements, continued

Assets and liabilities are classified within the fair value hierarchy based upon the lowest level classification of an input that is considered significant to the overall valuation. In general, the valuation techniques used attempt to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in note 2 under the caption "Investment valuation and income recognition" may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Administrative Committee believes the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the Plan year.

The following tables present the Plan's investments measured at estimated fair value on a recurring basis:

	At December 31, 2011			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$ 244,513,523	-	-	244,513,523
Mutual funds				
Large Cap	219,505,728	-	-	219,505,728
Mid Cap	84,568,433	-	-	84,568,433
Small Cap	80,848,345	-	-	80,848,345
International	89,303,970	-	-	89,303,970
Asset allocation	297,173,973	-	-	297,173,973
Corporate bonds	76,193,320	-	-	76,193,320
Government bonds	33,713,035	-	-	33,713,035
	881,306,804	-	-	881,306,804
Common trust fund	-	141,404,071	-	141,404,071
Total investments measured at fair value	$1,125,820,327	141,404,071	-	1,267,224,398

	At December 31, 2010			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$ 275,917,075	-	-	275,917,075
Mutual funds				
Large Cap	182,973,768	-	-	182,973,768
Mid Cap	82,489,329	-	-	82,489,329
Small Cap	72,841,496	-	-	72,841,496
International	84,753,986	-	-	84,753,986
Asset allocation	239,283,042	-	-	239,283,042
Corporate bonds	57,999,819	-	-	57,999,819
Government bonds	32,029,584	-	-	32,029,584
Money market	84,394,849	-	-	84,394,849
	836,765,873	-	-	836,765,873
Total investments measured at fair value	$1,112,682,948	-	-	1,112,682,948

3. Fair value measurements, continued

There were no transfers between levels of the fair value hierarchy during 2011 or 2010. The changes in Level 3 investments measured at estimated fair value on a recurring basis during the Plan year ended December 31, 2010 were as follows:

Balance - January 1, 2010	$ 48,324
Common trust fund transfers, sales and purchases, net	(48,324)
Balance - December 31, 2010	$ -

4. Investments

Investments representing 5% or more of assets available for benefits as of the dates indicated were as follows:

	December 31	
	2011	2010
M&T Bank Corporation common stock	$244,513,523	275,917,075
Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III, at contract value	141,404,071	*
MTB Group of Funds Prime Money Market Fund	*	84,394,849
Harbor Capital Advisors, Inc. International Fund	77,600,811	83,713,211
T. Rowe Price Associates, Inc. Balanced Fund	86,744,080	78,526,366
The Vanguard Group, Inc. Institutional Index Fund	80,709,407	69,624,359
Wilmington Trust Mid Cap Growth Fund	65,557,112	62,915,123

* *The fair value of this investment was either less than 5% of the Plan's total net assets available for benefits or was not an investment option as of the date indicated.*

Statement of changes in assets available for benefits

The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) on investments. The Plan's investments appreciated (depreciated) in value as follows:

	For the year ended December 31,	
	2011	2010
M&T Bank Corporation common stock	$(32,902,929)	64,965,475
Mutual funds	(31,487,049)	85,757,691
Common trust fund	970,636	-
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,101,369)	-
Net appreciation (depreciation) in fair value of investments	$(70,520,711)	150,723,166

5. Income taxes

The Internal Revenue Service issued a favorable determination letter on May 20, 2003 regarding the qualified and tax-exempt status of the Plan under Sections 401 and 501 of the Internal Revenue Code. Subsequent to receipt of the favorable determination letter, the Plan has been amended. The Administrative Committee is of the opinion that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and that those amendments did not affect the qualified and tax-exempt status of the Plan and, accordingly, no provision has been made for income taxes. Participants are not subject to federal or state income tax on employer contributions and pre-tax participant salary reduction contributions until such contributions are withdrawn or distributed. Participants are also not subject to federal or state income tax on the earnings and appreciation of the assets of the Plan until such amounts are withdrawn or distributed.

Generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Administrative Committee has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

6. Plan amendments

Effective September 15, 2011, the Plan was amended to provide credit for past service for former employees of Wilmington Trust Corporation for eligibility and vesting purposes, to clarify the Plan's eligibility rules and to establish special vesting rules for former participants in the Wilmington Trust Plan. The amendment also allows a participant who has an outstanding loan from the Wilmington Trust Plan to continue to repay the loan in accordance with the terms of the promissory note evidencing such loan.

7. Related party transactions

The Plan invests in shares of the common stock of M&T. The Plan held 3,202,954 shares with a fair value of $244,513,523 and 3,169,639 shares with a fair value of $275,917,075 at December 31, 2011 and 2010, respectively. The plan received cash dividends of $8,653,373 and $8,644,593 on the common stock of M&T during 2011 and 2010, respectively.

Certain Plan investment alternatives represent shares of mutual funds that are advised by an entity related to T. Rowe. T. Rowe serves as trustee and record-keeper. MTB Investment Advisors, Inc. ("MTBIA") provides advisory services for Plan investments in the MTB Group of Funds and the Wilmington Funds, as well as providing recommendations related to the investment alternatives offered by the Plan. MTBIA is a wholly owned subsidiary of M&T Bank, the Plan sponsor. The transactions described above qualify as party-in-interest transactions. M&T Bank did not pay MTBIA any fees on behalf of the Plan during 2011 and 2010. M&T Bank paid $480,869 to T. Rowe in 2011 and $438,937 in 2010 for trustee and recordkeeping services for the Plan.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31 2011	2010
Assets available for benefits per the financial statements	$ 1,304,484,469	1,151,080,097
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,101,369	-
Assets available for benefits per the Form 5500	$ 1,311,585,838	1,151,080,097

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Form 5500:

	2011
Net increase in assets available for benefits per the financial statements	$ 153,404,372
Add: Adjustment to increase contract value to fully benefit-responsive investment contracts at December 31, 2011	7,101,369
Net increase in assets available for benefits per the Form 5500	$ 160,505,741

9. Litigation

There is currently no litigation pending against the Plan.

There is currently no litigation pending against the Wilmington Trust Plan, which was merged into the Plan on September 15, 2012.

There is a single litigated matter relating to the Wilmington Trust Plan, *Outten, et al v. Wilmington Trust*, et al. Neither the Plan nor the Wilmington Trust Plan are parties to this action, though it relates to the plan. This matter disclosed for informational purposes, as it was in the Wilmington Trust Plan's 2010 financial statements, is summarized as follows:

> On December 20, 2010, participants in the Wilmington Trust Plan filed a lawsuit in the United States District Court for the District of Delaware captioned *Outten, et al., v. Wilmington Trust Corporation, et al.,* C.A. No. 10-1114-SD (D. Del.) ("Outten Lawsuit"). On January 31, 2011, another participant in the Wilmington Trust Plan filed a lawsuit in the United States District Court for the District of Delaware captioned *Gray v. Wilmington Trust Corporation, et. al.,* CA. No.11-cv-00101-SD (D. Del.) ("Gray Lawsuit"). Both lawsuits name as defendants Wilmington Trust Corporation, Wilmington Trust Company, the Wilmington Trust Corporation Employee Benefits Committee ("the Committee"), and certain executive officers and employees who are alleged to have served on the Committee at some time from January 1, 2008 to December 31, 2010 for the Outten Lawsuit and from December 31, 2006 to December 31, 2010 for the Gray Lawsuit (the "Class Periods"). The Gray Lawsuit also names as defendant a former director and executive officer of Wilmington Trust Corporation.

9. Litigation, continued

These lawsuits are brought on behalf of a purported class of all participants and beneficiaries of the Wilmington Trust Plan whose Wilmington Trust Plan accounts were invested in Wilmington Trust Corporation stock during the Class Periods. The complaints allege that the defendants violated ERISA by failing to act solely in the interest of the Wilmington Trust Plan's participants and beneficiaries, and by failing to exercise the required skill and care in administering the Wilmington Trust Plan and its assets during the Class Periods. The complaints claim that the defendants allowed investment of the Wilmington Trust Plan's assets in Wilmington Trust Corporation common stock throughout the Class Period, despite the fact that the defendants knew, or should have known, that such investment was not a suitable investment in the Wilmington Trust Plan. The complaints further allege that the defendants failed to provide them with necessary information regarding the Corporation's financial condition, and that the defendants placed their own pecuniary interests above the interests of the Wilmington Trust Plan's participants. The defendants also are alleged to have failed to share information regarding the Corporation with the fiduciaries of the Wilmington Trust Plan and failed to monitor the fiduciaries.

These lawsuits seek declaratory and injunctive relief, damages in the form of Wilmington Trust Plan losses, and an award of attorney's fees. M&T believes the claims asserted are without merit and intends to defend vigorously against these lawsuits. M&T believes the resolution of these claims will not have any material impact on the Plan.

10. Subsequent events

On January 10, 2012, MTBIA changed its name to Wilmington Trust Investment Advisors, Inc. ("WTIA"). WTIA remains a wholly owned subsidiary of M&T and a registered investment advisor under the Investment Advisors Act.

On February 21, 2012, the shareholders of the Wilmington Funds, a family of proprietary mutual funds, approved the reorganization of twelve Wilmington Funds into the surviving MTB Group of Funds, which were renamed as the Wilmington Funds upon the closing of the reorganization on March 9, 2012. Following the reorganization, WTIA became the primary sub-advisor to the Wilmington Funds.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares or principal amount	Fair value
Common stock			
Financial:			
* M&T Bank Corporation [1]	Common Stock	3,202,954	$ 244,513,523
Common trust fund			
* Wilmington Trust Retirement and Institutional Services Company	Collective Investment Trust III	8,789,358	141,404,071
Mutual fund investments			
Harbor Capital Advisors, Inc.	International Fund	1,492,323	77,600,811
* MTB Group of Funds [2]	Intermediate Term Bond Fund	1,864,542	19,540,401
* MTB Group of Funds [2]	Large Cap Value Fund	2,587,872	25,179,991
* MTB Group of Funds [2]	Small Cap Growth Fund	1,591,617	24,765,553
* MTB Group of Funds [2]	Government Bond Fund	3,337,924	33,713,035
* MTB Group of Funds [2]	International Equity Instl I	152,956	1,177,763
* Wilmington Funds	International Fund	1,708,668	10,525,396
* Wilmington Funds	Large Cap Growth Fund	1,990,317	15,564,275
* Wilmington Funds	Mid Cap Growth Fund	4,764,325	65,557,112
* Wilmington Funds	Real Estate Fund	457,017	6,151,454
* Wilmington Funds	Small Cap Strategy Fund	530,072	5,062,188
* Wilmington Funds	Market Bond Fund	1,555,064	15,923,857
* Wilmington Funds	Aggressive Asset Allocation Fund	855,249	7,175,538
* Wilmington Funds	Conservative Asset Allocation Fund	3,199,382	32,505,722
Pacific Investment Management Company LLC (PIMCO)	Total Return Bond Fund	3,746,924	40,729,062
Davis Distributors, LLC	Selected American Shares Fund	422,011	16,644,117
* T. Rowe Price Associates, Inc.	Balanced Fund	4,579,941	86,744,080
* T. Rowe Price Associates, Inc.	Equity Income Fund	1,225,645	28,263,366
* T. Rowe Price Associates, Inc.	Growth Stock Fund	1,669,638	53,144,572
* T. Rowe Price Associates, Inc.	Retirement 2010 Fund	1,472,781	22,121,170
* T. Rowe Price Associates, Inc.	Retirement 2020 Fund	3,210,075	51,072,300
* T. Rowe Price Associates, Inc.	Retirement 2030 Fund	2,660,716	44,008,235
* T. Rowe Price Associates, Inc.	Retirement 2040 Fund	2,416,029	40,033,593
* T. Rowe Price Associates, Inc.	Retirement Income Fund	568,485	7,361,881
* T. Rowe Price Associates, Inc.	Small Cap Value Fund	1,479,716	51,020,604
Teachers Personal Investors Services, Inc. (TIAA-CREF)	Mid Cap Value Retire	1,159,934	19,011,321
The Vanguard Group, Inc.	Institutional Index Fund	701,577	80,709,407
			881,306,804
Loans to participants			
* Loans to participants	4.25%-11.50%, fully secured by vested benefits, due 2012 through 2028		27,505,627
	Total assets held for investment purposes		$ 1,294,730,025

[1] See note 7 of notes to financial statements.

[2] See note 10 of notes to financial statements.

* Denotes party-in-interest.